Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on December 18, 2025

Notice is hereby given to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares” or “Shares”), of Perion Network Ltd., that our Annual General Meeting of Shareholders which will be held at the offices of the Company located at 2 Leonardo Da Vinci St., 24th Floor, Tel Aviv, Israel 6473309 on Thursday, December 18, 2025, at 4:00 p.m. (Israel time), as it may be adjourned from time to time (the “Meeting”), for the following purposes:

1.	To approve the re-election of each of Mr. Eyal Kaplan and Mr. Amir Guy to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;

2.	To approve the renewal of our compensation policy for our directors and officers;

3.	To approve the insurance arrangements for our office holders;

4.	To approve a grant of Restricted Share Units (RSUs) to the Company’s Chief Executive Officer, Mr. Tal Jacobson;

5.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2025, and their service until the next annual general meeting of shareholders, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors; and

6.	To approve an amendment to our articles of association.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2024, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Only shareholders of record at the close of business on Tuesday, November 18, 2025 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at the Meeting.

Pursuant to the articles of association of the Company (the “Articles”), the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person or by proxy, holding in the aggregate 33 1/3% of the voting rights in our issued share capital.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the “Company”, “Perion”, “we”, “us”, “our” and “our Company” to refer to Perion Network Ltd. and terms such as “shareholders”, “you” and “your” to refer to our shareholders.

The approval of each of the proposals requires the affirmative vote of our shareholders holding at least a majority of our Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2, and in the event Proposal No. 2 is not approved, also the approval of Proposal No. 3 and Proposal No. 4, is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of a Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company); for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. For the purpose of Proposal No. 3 and  Proposal No. 4, in the event Proposal No. 2 is not approved, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company. For the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the shareholders of the Company will be considered to be joint holders.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or have a personal interest in the approval of a proposal No. 2, Proposal No. 3 and  Proposal No. 5 in the event Proposal No. 2 is not approved (each such shareholder, an “Interested Shareholder”). To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest (other than our directors and their relatives) in Proposal No. 2, and Proposal No. 3 and   Proposal No. 4, in the event Proposal No. 2 is not approved, and therefore none should be deemed an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority tally, and not for or against the special tally under Proposal No. 2, and Proposal No. 3 and   Proposal No. 4, in the event Proposal No. 2 is not approved) please notify Ms. Yael Shofar, SVP Legal and General Counsel, at c/o Perion Network Ltd., 2 Leonardo Da Vinci St., 24th Floor, Tel Aviv, Israel 6473309, telephone: +972-54-7876785, or by email at yaels@perion.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

THE SHAREHOLDERS’ VOTE WITH RESPECT TO THE APPROVAL OF PROPOSAL NO. 2, AND PROPOSAL NO. 3 AND  PROPOSAL NO. 4 IN THE EVENT PROPOSAL NO. 2 IS NOT APPROVED IS BINDING UNDER ISRAELI LAW AND NOT MERELY ADVISORY, UNLIKE THE “SAY-ON-PAY” VOTES IN PROXY STATEMENTS FOR U.S. DOMESTIC COMPANIES.

These proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety. The Proxy Statement and the proxy card will be mailed on or about November 21, 2025, to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at https://www.perion.com/investors/ and on the SEC’s website at www.sec.gov.

Please review the accompanying Proxy Statement for more information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of the Proxy Statement or the enclosed proxy card or voting instructions, please contact Mr. Dudi Musler, the Company’s VP IR, at +972-54-7876785 or at dudim@perion.com.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS ("BOARD") RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS, EXCEPT FOR PROPOSAL NO. 6, AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the board of directors, /s/ Eyal Kaplan
Eyal Kaplan Chairperson of the Board of Directors Date: November 13, 2025

- ii -

PROXY STATEMENT

Perion Network Ltd.
2 Leonardo Da Vinci St., 24th Floor,
Tel Aviv, Israel 6473309

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on December 18, 2025

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares” or “Shares”), of Perion Network Ltd. (“Perion” or the “Company”) in connection with the solicitation by our board of directors (the “Board”) for use at our Annual General Meeting of Shareholders, or at any adjournment thereof (the “Meeting”), pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 2 Leonardo Da Vinci St., 24th Floor, Tel Aviv, Israel 6473309, on Thursday, December 18, 2025, at 4:00 p.m. (Israel time), or at any adjournment thereof.

The agenda of the Meeting will be as follows:

1.	To approve the re-election of each of Mr. Eyal Kaplan and Mr. Amir Guy to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;

2.	To approve the renewal of our compensation policy for our directors and officers;

3.	To approve the insurance arrangements for our office holders;

4.	To approve a grant of Restricted Share Units (RSUs) to the Company’s Chief Executive Officer, Mr. Tal Jacobson;

5.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2025, and their service until the next annual general meeting of shareholders, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors; and

6.	To approve an amendment to our articles of association.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2024, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on November 18, 2025 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to our Ordinary Shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

Joint holders of shares should note that, pursuant to our articles of association (the “Articles”), the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our register of shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

How Can You Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held by a registered shareholder and shares held in “street name” (through a broker, trustee or nominee). Registered shareholders will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting, in person or by proxy, you must present at the Meeting or deliver to us a confirmation of ownership (‘ishur baalut’) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), in accordance with the instructions provided by the voting system. You should receive instructions about electronic voting from the TASE member through which you hold your shares. The electronic voting system of ISA will close about 72 hours prior to the time of the Meeting.

A shareholder, whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card posted on the ISA website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Registered Shareholders

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. ET on December 17, 2025, or to our offices at 2 Leonardo Da Vinci St., 24th Floor, Tel Aviv, Israel 6473309, to the attention of Ms. Yael Shofar, SVP Legal and General Counsel, no later than 5:00 p.m. (Israel time) on December 17, 2025. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, except if otherwise provided on the proxy card. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

“Street Name” Shareholders

If you hold Ordinary Shares in “street name,” that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Revocation of Proxies

Any shareholder returning the accompanying proxy card may revoke such proxy card at any time prior to its exercise by giving a written notice to Broadridge no later than 11:59 p.m. ET on December 17, 2025, or to the Company, at 2 Leonardo Da Vinci St., 24th Floor, Tel Aviv, Israel 6473309, to the attention of Ms. Yael Shofar, SVP Legal and General Counsel, no later than 5:00 p.m. (Israel time) on December 17, 2025, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if such shareholder is a registered shareholder of the Ordinary Shares, voting in person at the Meeting.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law, 5759-1999 (the “Companies Law”). Under the Companies Law, any shareholder who holds at least one percent (1%) of the Company’s outstanding voting rights is entitled to request that the Board include a proposal to be voted by the Company’s shareholders, provided that such proposal is appropriate for consideration by shareholders at such meeting. Notwithstanding the aforementioned, under the Companies Law, only shareholders holding at least five percent (5%) of the Company’s outstanding voting rights are entitled to request that the Board include at the Meeting a proposal related to election or removal of a director from the Board. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer and our VP IR at the following address: 2 Leonardo Da Vinci St., 24th Floor, Tel Aviv, Israel 6473309, Attention: Chief Financial Officer and VP IR. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than November 20, 2025 (Israel time).

Quorum and Voting Requirements

As of November 5, 2025, we had a total of 40,427,762 issued and outstanding Ordinary Shares (such amount excludes 115,339 Ordinary Shares held by the Company). Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

Two or more shareholders present, personally or by proxy, holding in the aggregate at least 33 1/3% of the voting rights in our issued share capital will constitute a quorum for the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon the request of the shareholders, shall be dissolved. If the Meeting is not convened upon the request of a shareholder it shall stand adjourned to the same day in the next week at the same place and time, or to such day and such time and place as the chairperson may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully has been transacted at the Meeting as originally called. If at the adjourned date of the Meeting a legal quorum is not present after 30 minutes from the time specified for the commencement thereof, then the Meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the Meeting agenda that may be considered routine is Proposal No. 5 relating to the reappointment of our independent registered public accounting firm for the fiscal year ending December 31, 2025; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on the proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker, to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The approval of each of the proposals requires the affirmative vote of our shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2, and in the event Proposal No. 2 is not approved, also the approval of Proposal No. 3 and Proposal No. 4, is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of a Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company); for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. For the purpose of Proposal No. 3 and  Proposal No. 4 in the event Proposal No. 2 is not approved, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of shareholders of the Company will be considered to be joint holders.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or have a personal interest in the approval of a proposal (each such shareholder, an “Interested Shareholder”). To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest (other than our directors and their relatives) in Proposal No. 2, and Proposal No. 3 and Proposal No. 4, in the event Proposal No. 2 is not approved, and therefore none should be deemed an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority tally, and not for or against the special tally under Proposal No. 2, and Proposal No. 3 and Proposal No. 4, in the event Proposal No. 2 is not approved), please notify Ms. Yael Shofar, SVP Legal and General Counsel, at c/o Perion Network Ltd., 2 Leonardo Da Vinci St., 24th Floor, Tel Aviv, Israel 6473309, telephone: +972-54-7876785, or by email at yaels@perion.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Expenses and Solicitation

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We expect to mail this proxy statement and the accompanying proxy card to shareholders on or about November 21, 2025. This proxy statement and the accompanying proxy card are also available to the public through one of the following websites www.magna.isa.gov.il, maya.tase.co.il or www.sec.gov.

We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

Reporting Requirements

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfil these requirements by filing reports with the U.S. Securities and Exchange Commission (the “SEC”). Our filings are available to the public on the SEC’s website at www.sec.gov and on the website of the ISA, at: www.magna.isa.gov.il and on the TASE’s website at maya.tase.co.il. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of 2025 Annual General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC and ISA of a Form 6-K.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge or otherwise, and the outcome of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of Ordinary Shares beneficially owned by all persons known by us to beneficially own more than 5% of our Ordinary Shares and by our directors and executive officers, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants, RSUs or stock options that are vested or will vest within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each officer and director in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 40,427,762  Ordinary Shares outstanding as of November 5, 2025 (such amount excludes 115,339 Ordinary Shares held by the Company).

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
Greater than 5% Shareholders
Harel Insurance Investments & Financial Services Ltd. (1)	3,674,472	9.09%
Phoenix Financial Ltd.(2)	2,378,654	5.88%
Executive Officers and Directors
All directors and executive officers as a group (9 persons) (3)	711,411	1.76%

(1)
Based on a notification received via email by the Company from Harel Insurance Investments & Financial Services Ltd. (“Harel”), indicating of its holdings in the Company as of September 30, 2025. Prior to that, Harel filed an Amendment No. 4 to Schedule 13G with the SEC on August 5, 2025, which set forth that its holdings in the Company were 3,961,645 Ordinary Shares. Of the 3,961,645 Ordinary Shares reported as beneficially owned by Harel: (i) 3,961,642 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (iii) 3 Ordinary Shares are beneficially held for its own account. The address of Harel is Harel House, 3 Aba Hillel Street; Ramat Gan 52118, Israel.

(2)
Based on a notification received via email by the Company from Phoenix Financial Ltd. (“Phoenix”), indicating of its holdings in the Company as of September 30, 2025. Prior to that, Phoenix filed an Amendment No. 17 to Schedule 13G with the SEC on July 23, 2025, which set forth that its holdings in the Company were 2,591,928 Ordinary Shares. The securities reported by Phoenix are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of Phoenix is 53 Derech Hashalom St., Givataim, 53454, Israel.

(3)	Includes 156,918 RSUs and options to purchase ordinary shares that are vested or will vest within 60 days of November 5, 2025.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Practices

Below, we summarize the key highlights related to our officers’ compensation practices that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
Base a significant portion of the compensation programs on financial business performance	Regularly review the officers’ compensation and peer group data
Establish limits on cash bonus payments and annual equity-based compensation	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
Emphasize pay-for-performance – by setting incentive targets which are subject to, and based on, objective performance measurements	Maintain an independent compensation committee which engages an independent and reputable compensation advisor

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2024, please see “Item 6. Directors, Senior Management and Employees - B. Compensation” in our Annual Report on Form 20-F, which was filed with the SEC on March 25, 2025 (the “Annual Report”).

CORPORATE GOVERNANCE

Overview

Perion is committed to effective corporate governance and independent oversight by our Board, primarily through independence, diversity of experience among both our Board members and the management, and engagement with key stakeholders.

Our Board currently consists of seven directors as provided under our Articles. Each of our current six non-executive directors is independent under Nasdaq Listing Rules that require a majority of our directors to be independent. As contemplated by the Nasdaq Listing Rules, we have an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Governance Committee”), all of whose members are independent directors. We have also formed an investment committee responsible for overseeing the management of the Company’s cash balances (the “Investment Committee”).

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which their term expires, unless they are removed by a vote of shareholders holding more than two-thirds of the voting power of the issued and outstanding share capital of the Company or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
6 of 7 directors are independent	Manage dilution by a designed equity scheme and granting restricted share units (RSUs)
Maintain entirely independent Board committees	Our independent directors regularly meet in executive sessions
Our Board holds sessions without management present which are led by our chairperson of the Board	We have adopted a share ownership guidance which aligns the long-term interests of non-executive directors with our shareholders

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report.

Board of Directors

The following table sets forth information about our directors as of November 5, 2025:

Name	Age	Position
Eyal Kaplan*(1)(2)	66	Chairperson of the Board of Directors
Tal Jacobson	50	Chief Executive Officer and Director
Amir Guy*(1) (3)	56	Director
Michal Drayman*(1) (4)	53	Director
Michael Vorhaus*(2) (3)	68	Director
Rami Schwartz* (4)	67	Director
Joy Marcus*(2)(3)(4)	64	Director

*	Independent director under the Nasdaq Listing Rules.
(1)	Member of our Investment Committee.
(2)	Member of our Nominating and Governance Committee.
(3)	Member of our Compensation Committee.
(4)	Member of our Audit Committee.

Our Board currently consists of seven directors. Our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting until the date of the third annual general meeting following such election or re-election, so that the regular term of only one class of directors expires annually.

Share Ownership Policy

We strongly encourage our non-executive directors to hold an equity interest in our Company and we therefore, in September 2024, adopted share ownership guidelines for our non-executive directors. Our share ownership guidelines require each of our non-executive directors to own Ordinary Shares with a value equal to at least three (3) times the annual retainer consideration received by such non-executive director. Each individual has five years from the later of the date of adoption of these guidelines or the date of appointment of the individual as a director, to achieve the required ownership levels. We believe that these guidelines promote the alignment of the long-term interests of our non-executive members of our Board with our shareholders. Under our share ownership guidelines, only shares owned outright count toward the satisfaction of the ownership guidelines (i.e., Ordinary Shares from vested RSUs and restricted stock count toward the ownership goals, while shares associated with unvested RSUs, restricted stock and unexercised options do not count toward compliance with the policy).

BOARD COMMITTEES

Our Audit Committee currently consists of Ms. Michal Drayman (chair), Ms. Joy Marcus and Mr. Rami Schwartz; our compensation committee consists of Ms. Joy Marcus (chair), Mr. Amir Guy and Mr. Michael Vorhaus; our Nominating and Governance Committee consists of Mr. Michael Vorhaus (chair), Mr. Eyal Kaplan and Ms. Joy Marcus; and our Investment Committee consists of Mr. Eyal Kaplan (chair), Ms. Michal Drayman and Mr. Amir Guy.

BOARD QUALIFICATION

Our Board and its Nominating and Governance Committee believe the skills, qualities, attributes, experience and diversity of our directors provide us with a diverse range of perspectives to effectively address our evolving needs and represent the best interests of our shareholders.

The Board skills and experience matrix below represents the key skills that we believe are particularly valuable to the effective oversight of the Company and the execution of our strategy, as well as diversity characteristics of our directors. This matrix highlights the depth and breadth of skills of our Board members.

Human Capital Management or Compensation Experience
7
Public Company Experience
7
Audit Committee Qualifications and Financial Experience
5
Knowledge and Experience Related to Technology or AI
5
Business Operations
6
Strategy Development
7
Merger and Acquisitions
7
Sales and Marketing
4
International Business Experience
7
Executive Leadership Experience
7
Industry Expertise
4

 Our Board possesses a comprehensive understanding and expertise in the Company's business and strategic objectives, leveraging their accumulated tenure to maximize their capabilities. The Board conducts regular strategic planning sessions, maintains ongoing communication with senior management, and receives detailed business and industry reports to support informed decision-making and effective oversight.

DIRECTOR INDEPENDENCE

Our Board has determined that each of our directors, other than Mr. Tal Jacobson, satisfies the independent director requirements under the Nasdaq Listing Rules. As such, a majority of our board of directors is comprised of ‘independent directors’, as such term is defined in the Nasdaq Listing Rules.

Our Board has further determined that each member of our Audit Committee is ‘independent’ as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our Audit Committee and Compensation Committee satisfies the additional requirements applicable under the Nasdaq Listing Rules to members of Audit Committees and Compensation Committees, respectively.

Our Board has determined that Ms. Michal Drayman who serves as a chairperson of our Audit Committee, qualifies as an “audit committee financial expert”, as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq Listing Rules.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning each of our continuing directors who are not standing for re-election at the Meeting is set forth below, and biographical information of Mr. Eyal Kaplan and Mr. Amir Guy, the nominees for re-election, is set forth below under Proposal No. 1.

Continuing Directors

Tal Jacobson has served as our chief executive officer since August 2023 and as a director of the Company since November 2023. Mr. Jacobson has been a leader and executive in the ad-tech industry for more than two decades. Prior to his appointment as Perion’s CEO, Mr. Jacobson served as General Manager of CodeFuel, Perion’s Search Advertising business unit. During his tenure, he turned CodeFuel into a significant driver of Perion’s market share and valuation. He also cemented a strategic relationship with Microsoft for which the company won the Microsoft Advertising Global Supply Partner Award. Mr. Jacobson’s success is rooted in his extensive experience in all facets of the tech industry. As Chief Revenue Officer and then Chief Business Development Officer of SimilarWeb, from 2012 through 2017, he was paramount to the Israeli unicorn growth spurt in its early days. Prior to that, Mr. Jacobson held several executive positions, by serving as VP of Business at McCann Erickson, as the chief executive officer of Watchitoo, a video collaboration platform, and Director of Business Development at AOL (ICQ).

Michal Drayman has served as a director of the Company since June 2022. Ms. Drayman serves as a director and member of the audit and compensation committee of Meshek Energy-Renewable energy Ltd. (TASE: MSKE) since October 2024 and serves on the boards of several privately held companies including Able TX Ltd. and MetzerPlast. Ms. Drayman served as a as a director and member of the audit and compensation committee of Ree Automotive Ltd. (Nasdaq:Ree) from April 2023 to March 2025. A long standing investor who served as a partner in Jerusalem Venture Partners VC since 2014 to September 2023 and a CFO and VP business development at European High Tech Capital, a privately held investment firm which is focused on healthcare investments. Prior to that from 2001 to 2004 Ms. Drayman served as the VP Finance America of Lumenis Inc. From 1994 to 2001, Ms. Drayman served in different financial positions in Lumenis Ltd. (previously, Nasdaq:LMNS). Ms. Drayman holds a BA in Economics and Accounting from Haifa University and an MBA in excellence from The College of Management, Rishon Letzion, Israel, Biomedical Management Track.

Rami Schwartz has served as a director of the Company since January 2019. Mr. Schwartz joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as a director of Radcom (NASDAQ: RDCM) and an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups from November 2010 through December 2017. Prior to joining Amdocs, Mr. Schwartz was the chairperson of Olive Software (acquired by ESW Capital), and Comply (acquired by Qualitest), as the co-founder and as the CEO of Zizio and DigiHOO as an “entrepreneur in residence” at the Cedar Fund. In addition, Mr. Schwartz served as the CEO and director of Exanet (acquired by Dell) and as the General Manager of Precise Software (acquired by Veritas software). Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

Michael Vorhaus has served as a director of the Company since April 2015. Mr. Vorhaus also serves as a Director of Ionik (formerly known as Popreach) (TSXV:INIK). Mr. Vorhaus founded Vorhaus Advisors in December 2018 and serves as its CEO since its inception. From 1994 to November 2018, Mr. Vorhaus held a variety of positions at of Frank N. Magid Associates, Inc. (Magid Associates), a research-based strategic consulting firm. Mr. Vorhaus served as the President of Magid Advisor a unit of Magid Associates, from 2008 through 2018, and as Magid Associates’ Senior Vice President and Managing Director, from 1994 through 2008. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile Inc. In 1987, he founded Vorhaus Investments. Mr. Vorhaus routinely advises start-ups and venture capital firms. Mr. Vorhaus has invested a wide variety of early stage companies primarily in the media and related industries. Mr. Vorhaus formerly served as a director of Altimar Acquisitions Corporation I (NYSE), II (Nasdaq) and III (NYSE). Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business.

Joy Marcus has served as a director of the Company since November 2019. Ms. Marcus has a wealth of experience in the media industry, including as EVP and GM Digital Video at Condé Nast Entertainment, CEO of Bloglovin’ (acquired by Impact), SVP Global Marketing Solutions at Time Warner (now WarnerDiscovery), VP International at MTV Networks, a division of Viacom (now Paramount), GM North America of Daily Motion (acquired by Orange/France Telecom) and VP Business Development at B&N.com. Ms. Marcus is a member of the board of directors of BBC Maestro, Muso and Qwire, which operate in the digital media industry and MOUSE (a nonprofit). Ms. Marcus is the Co-Founder and Managing Director of The 98, a venture fund that invests in women-led technology businesses. Ms. Marcus is a full time Lecturer at the Keller Center of Entrepreneurship at Princeton University and previously served as the James Wei Visiting Professor in Entrepreneurship from February 2014 through May 2014. She also teaches a class on Raising Capital at Columbia University’s Masters in Technology Management program. Ms. Marcus holds an A.B. degree (Magna Cum Laude, Phi Beta Kappa), from Princeton University, holds a J.D. from New York University School of Law, and completed the management course in Finance & Accounting at the Columbia University Graduate School of Business.

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG)

Equity and Inclusion:

As a global company, with employees, customers, suppliers and shareholders in various countries and cultures across the globe, we believe that a diverse and inclusive culture is the cornerstone for driving a successful company that creates value to our shareholders, employees and the communities in which we operate. We are also providing employment opportunities to a broad array of candidates from different backgrounds. While having a diverse workforce is a key first step, all of our people should also be treated fairly and equally and be made to feel included. We are committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination. As of December 31, 2024, approximately 42% of our global employee base were women.

We have implemented a comprehensive framework which guides our pay decisions. We use an objective job and compensation evaluation methodology to reduce subjectivity and bias in pay decisions, leading to greater equity and alignment with the market in employee compensation.

Employee Retention:

Our employees are our most valued asset, and their wellbeing is of paramount importance to our mutual success as a Company. We invest in creating an environment in which our employees can thrive personally and professionally and unlock their full potential. We also believe in creating a trust-based relationship with our employees.

The physical and mental health of our employees is important to us. We provide dedicated fitness programs and mental health support, including global quarterly paid-time-off policy in addition to any vacation days available to employees. Our global flexible work approach, and our work-from-anywhere policy applicable to our U.S. based employees, enable our employees to balance their work with other responsibilities.

Community Engagement:

We believe that improving the life quality of our employees as well as the communities in which they live, is of great value. We run various development programs and social events for our employees’ benefit on a regular basis. We encourage our employees to participate in volunteering programs. We allow our employees in Israel to volunteer for 40 hours per year during working hours. We make donations to nonprofit organizations such as organizations that promote women’s careers, Afro-American women’s career, holocaust survivors, youth organizations and many more around our communities.

Environmental:

Our global flexible work approach and our work-from-anywhere policy applicable to our U.S. based employees assist in reducing our carbon emissions footprint.

In addition, our corporate headquarters in Tel Aviv has already achieved many of the milestones required to receive LEED PLATINUM and WELL BRONZE certifications. The LEED and WELL standards, shall include without limitation, daylight optimization, energy-efficient lighting, green roofs, air quality, composting and mass transportation options.

We expect to continue and enhance our ESG initiatives.

Disciplined Dilution Management

We maintain a disciplined approach to managing the long-term impact of our equity incentive grants on the Company’s share capital through regular review and assessment of our share dilution levels. Perion’s management and Board remain committed to cautious management of the Company’s share capital and maintain the dilution level while balancing our need to retain talented employees and executives, who are the drivers of the Company’s success.

As of November 5, 2025, our share dilution rate was 9.9%, based on 44,849,674 ordinary shares on a fully diluted basis. We have maintained a disciplined approach to equity issuance, with our dilution rate remaining below 10% even as we executed our share repurchase program, which reduced our total issued share capital significantly. As of November 5, 2025, we have repurchased 11,333,815 ordinary shares under our share repurchase program. Absent the share repurchase program, our dilution rate would have been 7.9%, calculated based on 56,166,701 ordinary shares issued and outstanding on a fully diluted basis.

Perion Equity Dilution
	31-Dec-23		31-Dec-24		5-Nov-25
	# of Shares	% of Issued Capital	# of Shares	% of Issued Capital	# of Shares	% of Issues Capital
Shares available for grant under existing equity incentive plans	83,848	0.2%	400,921	0.8%	73,230	0.2%
Granted but unexercised/unvested options/units under existing plans (including proposed grant for the CEO)	3,025,309	5.9%	4,241,123	8.6%	4,348,682	9.7%
Total share allocation from existing plans	3,109,157	6.1%	4,642,044	9.4%	4,421,912	9.9%
Ordinary shares outstanding	47,991,344		44,825,053		40,427,762
Fully-diluted shares outstanding	50,961,149		49,467,097		44,849,674

PROPOSAL ONE

RE-ELECTION OF EACH OF MR. EYAL KAPLAN AND MR. AMIR GUY TO
SERVE AS A DIRECTOR OF THE COMPANY

At the Meeting, you will be asked to re-elect each of Mr. Eyal Kaplan and Mr. Amir Guy, to our Board to serve as a director until our third annual general meeting of shareholders following this Meeting or their earlier resignation or removal, as applicable. Each of the incumbent directors (including all the director nominees listed in this Proposal No. 1) attended at least 89% of our Board meetings and the meetings of the committees of the Board on which they served.

Each of Mr. Eyal Kaplan and Mr. Amir Guy qualifies as an “independent director” under the Nasdaq Listing Rules, and each complies with all requirements under the Companies Law for serving as a director. The other directors of the Company will continue to serve as directors in accordance with the terms of our Articles and applicable law. The nomination of each of Mr. Eyal Kaplan and Mr. Amir Guy has been approved by our Nominating and Governance Committee and our Board, after considering their skills, qualities, attributes, vast experience, and continued contribution to the Company.

The Nominating and Governance Committee, in accordance with its charter, conducted a comprehensive evaluation process to assess the qualifications and continued suitability of the incumbent directors standing for re-election as well as qualifications and suitability of other candidates. The Nominating and Governance Committee systematically reviews each such potential nominees’ skills matrix, experience and professional expertise, industry knowledge, strategic capabilities, as well as other criteria to ensure alignment with the Company’s current and future business needs. This evaluation included an assessment of each nominee and incumbent directors’ independence, diversity of thought and background, and overall contribution to the Board deliberations and oversight functions. Following thorough deliberation, the Nominating and Governance Committee determined that Mr. Eyal Kaplan and Mr. Amir Guy possess the requisite qualifications, demonstrated leadership capabilities, and complementary skill sets that continue to enhance the Board’s collective ability to provide effective oversight and strategic guidance. The Nominating and Governance Committee’s recommendations were subsequently reviewed and unanimously approved by the Board, which concluded that the re-election of Mr. Eyal Kaplan and Mr. Amir Guy serves the best interests of the Company and its shareholders, in particular given their proven track record of leadership, deep understanding of the Company’s business and operations and competitive landscape, and their ongoing commitment to creating long-term shareholder value.

Mr. Eyal Kaplan, as Chairman of our Board, possesses deep understanding of our industry, strategic vision, and extensive relationships with key stakeholders. These qualities have been instrumental in enabling the Company to effectively navigate both opportunities and challenges. The Board believes that his continued leadership as Chairman is extremely valuable as the Company advances its strategic initiatives.

Mr. Amir Guy is an experienced senior advertising and marketing executive with extensive knowledge of the Company's ecosystem and target customers. He has provided valuable strategic insights to both the Board and management, contributing significantly to the Company's evolution and progress toward its objectives. The Board believes Mr. Guy's contributions and critical perspective will continue to be instrumental to effective board oversight.

In accordance with the Companies Law, each of Mr. Eyal Kaplan and Mr. Amir Guy has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our Annual Report.

A brief biography for each of Mr. Eyal Kaplan and Mr. Amir Guy is set forth below:

Eyal Kaplan has served as the chairperson of the board of directors of the Company since May 2018. He is also the chairperson of Medial Earlysign, a privately held company in the healthcare technology field, since 2020, and a board member at CUBEC Investment Corporation, a privately held company owned by the University of Colorado at Boulder, since 2021. Mr. Kaplan was a member of the Technion (Israel Institute of Technology) Council (executive board) from January 2014 through September 2023, serving the maximum allowed term, where he chaired the Finance and Budget Committee. He currently serves as the chairman of the Technion’s Endowment Investment Committee. Mr. Kaplan is also engaged in advisory and consulting, focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and chairperson of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international Nasdaq traded wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

Amir Guy has served as a director of the Company since June 2022. Mr. Guy spent more than 27 years, in the advertising industry, both in corporate and entrepreneurial settings. Mr. Guy is the founder of Moonshoot since October 2023. Mr. Guy was the founder of togetherr (a Fiverr company) and served as its CEO from March 2021 through 2022. Mr. Guy served as Adler-Chomski Group’s / Grey Israel’s co-CEO and equity partner from February 2005 through January 2021. Prior to joining Adler-Chomski Group, Mr. Guy served in various accounts management roles, including Wunderman Thompson LLC and other private advertising companies. Mr. Guy holds a B.B.A in marketing and finance from the College of Management in Israel and an MBA from the Kellogg School of Management at Northwestern University

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to approve the re-election of Mr. Eyal Kaplan to serve as a director of the Company until the third annual general meeting of the shareholders of the Company following the Meeting or his earlier resignation or removal, as applicable.”

“RESOLVED, to approve the re-election of Mr. Amir Guy to serve as a director of the Company until the third annual general meeting of the shareholders of the Company following the Meeting or his earlier resignation or removal, as applicable.”

Our Board recommends a vote “FOR” approval of the proposed resolutions.

PROPOSAL TWO
APPROVAL OF A RENEWAL OF COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

As required by the Companies Law, the Company has adopted a compensation policy that sets forth the terms of office and employment of its office holders, including the grant of benefits, other payments, or undertakings to provide payment, such as salary, bonuses, equity awards, severance and other compensation, exemption from liability, insurance or indemnification, and payment or other benefit in connection with termination of services, as prescribed by the Companies Law. The compensation policy is intended to set limits and guidelines on executive officers’ and directors’ compensation and is not a guarantee or commitment of future compensation. The individual terms of compensation of officers and directors are determined on an individual basis in a manner that is consistent with the compensation policy.

Pursuant to the Companies Law, our compensation policy must be reviewed from time to time by our Compensation Committee and the Board, to ensure its alignment with the Company’s compensation philosophy, including for purpose of advancing the Company's objectives, its work plan, and policies for the long-term, creating appropriate incentives for the Company's office holders, taking into account, among other things, the Company’s risk management policy, and ensure alignment with the Company's size and the nature of its activities. Section 267A(d) of the Companies Law requires indefinite compensation policies of public companies to be re-approved once every three years by the Board, after considering the recommendations of the Compensation Committee, and subsequently, by the Company’s shareholders.

Our recent compensation policy was adopted by our shareholders on June 30, 2022, amended on September 30, 2024, and expired upon the laspe of three years of its adoption date, on June 29, 2025 (the “Previous Compensation Policy”).

Analysis and Review

Our Compensation Policy is designed to attract, retain, and motivate highly qualified directors and executive officers, while aligning their interests with the long-term success and sustainable performance of the Company. To achieve these objectives, our executive compensation structure includes elements that balance short-term results with long-term strategic goals, as well as the executive’s individual contributions, thereby fostering accountability and reinforcing value creation for our shareholders. It is also designed to incorporate risk management features and oversight mechanisms intended to mitigate undue risk and promote responsible, performance-based decision-making.

Our Compensation Committee and Board reviewed a comprehensive benchmark analysis of compensation policies’ terms of peer companies. The peer group was carefully constructed based on advice and expertise provided by Aon Human Capital Solutions (Radford), and represents an appropriate comparison pool of peer companies, taking into consideration the global nature of Perion and the international talent pool within which the Company competes. The peer groups were constructed around a set of carefully chosen parameters which included peer companies’ industry, market capitalization, employee headcount and revenues and that were approved by the Chair of the Compensation Committee and shared with the Board.

At the Meeting, you will be asked to approve the adoption of a compensation policy that is identical to Previous Compensation Policy (the “Renewed Compensation Policy”), as set forth in Exhibit A attached to this Proxy Statement, following the recommendation of our Compensation Committee and the approval of the Board.

As noted, the Renewed Compensation Policy, if approved, includes aspects related to the exemption from liability, insurance, or indemnification of office holders, as is customary in other Israeli publicly traded companies. Accordingly, the Company will follow the provisions of the Renewed Compensation Policy, the Companies Law, and the regulations promulgated thereunder, and Proposal Three of this Proxy Statement will be disregarded.

When discussing and approving the Renewed Compensation Policy, the Compensation Committee and the Board, with the advice and assistance of management, external financial advisor, independent compensation consultant and legal advisors, reviewed various data and information they deemed relevant, including peer group comparison, and considered numerous factors, including the relevant matters and provisions set forth in the Companies Law and regulations applicable to companies such as ours, market practices, competitive markets and the best interest of the Company and our shareholders.

In establishing the terms of the Renewed Compensation Policy, the Compensation Committee and Board recognized the intensely competitive market for executive talent in our industry. The Company has substantially enhanced its management team over the past year, and the Compensation Policy remains a critical instrument for attracting and retaining qualified executives. The Renewed Compensation Policy, which is identical to the Previous Compensation Policy, continues to present an accurate understanding of our compensation practices, to define its boundaries, to simplify the administration of the policy, to provide transparency and to enhance controls around special payments as well as enables clawback of certain cash and equity compensation, thus further to aligning the incentive plans of our office holders with that of our shareholders.

Our Compensation Committee and Board believe that the Renewed Compensation Policy is in the best interests of the Company and our shareholders as they promote the Company’s objectives, business plan and long-term strategy by creating appropriate incentives for our officers, while taking into consideration the size and nature of operations of our Company, as well as the competitive environment in which we operate.

The Compensation Committee and Board have also confirmed that the Renewed Compensation Policy contains the obligatory elements (both principles and quantitative) prescribed by Section 267A of, and the First Annex, Part A to, the Companies Law.

Based on the foregoing review, the Compensation Committee and Board are recommending that our shareholders affirmatively renew the Previous Compensation Policy at a vote at the Meeting pursuant to this Proposal Two. The foregoing is qualified in its entirety by reference to the full text of the Renewed Compensation Policy, which is attached as Exhibit A hereto, we urge you to review the complete text in its entirety.

The Companies Law allows the Compensation Committee and our Board to approve Proposal No. 2 even if the annual general meeting of shareholders has voted against its approval, provided that the Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, in compliance with the requirements of the Israeli Companies Law, 5759-1999, to approve the Perion Network Ltd. Compensation Policy for Executive Officers and Directors, dated December 18, 2025, in the form attached as Exhibit A to the Proxy Statement, dated as of November 13, 2025, and as previously approved by the Board at the recommendation of the Compensation Committee, be, and hereby is, approved.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL THREE

APPROVAL OF INSURANCE ARRANGEMENT FOR COMPANY OFFICE HOLDERS

Background

The Companies Law sets forth that the key terms of directors and officers’ liability insurance  (the “Directors and Officers Insurance”) of public company’s office holders are  part of the terms of compensation of Directors and Officers and as such should be included in a public company’s compensation policy for directors to be approved pursuant to the procedure set forth in Proposal Two (Approval of a Renewal of Compensation Policy for Executive Officers and Directors) of this Proxy Statement.

As outlined in Proposal No. 2, the Company’s Previous Compensation Policy, which expired on June 29, 2025, contained identical provisions permitting the Company to maintain directors’ and officers’ liability insurance, all to the fullest extent allowed by applicable law. Since the renewal of these provisions is included in the proposed Renewed Compensation Policy, they will be applied accordingly if the Renewed Compensation Policy is approved. For reference, see Sections 16 and 17 of the Renewed Compensation Policy attached as Exhibit A.

Maintaining liability insurance coverage for the Company's officers and directors is essential to Company’s operations. Such coverage ensures that qualified individuals are willing to serve and continue serving as office holders, protected from personal exposure to claims arising from their official duties and decision-making responsibilities.

Our Compensation Committee and Board approved and recommend that the shareholders approve authorizing the Company, from time to time and for up to a period of three years from the date of the Meeting, to extend and/or renew the insurance policy or enter into a new insurance policy, with the same insurers or any other insurers, in Israel or overseas, for the insurance of directors’ and officers’ liability with respect to the directors and/or officers serving the Company and its subsidiaries from time to time, provided that the insurance complies with the limitations included in our Previous Compensation Policy, as amended from time to time.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the adoption by the Company of insurance arrangements, as detailed in the Proxy Statement dated November 13, 2025, for a period of up to three years from the date of the Meeting.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL FOUR

APPROVAL OF GRANT OF RESTRICTED SHARE UNITS TO
MR. TAL JACOBSON, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, any Israeli publicly traded company that seeks to approve terms of compensation of a director, including in their role as chief executive officer, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order. Our Compensation Committee and Board, on July 29, 2024 and July 30, 2024, respectively, resolved to amend the terms of employment and compensation of our Chief Executive Officer, Mr. Tal Jacobson. On November 3, 2025, the Compensation Committee and Board resolved to approve a grant of RSUs and PSUs to Mr. Jacobson.

Mr. Jacobson’s most recent compensation terms were approved by the Company’s shareholders on September 30, 2024 (the “2024 AGM”). Mr. Jacobson’s annual base salary was set at NIS 1,800,000 (equivalent to approximately US$ 551,270) effective August 1, 2024, with a target annual cash bonus of up to 100% of his annual base salary, or 150% in case of overachievement. The target annual cash bonus is subject to a performance matrix approved by the Compensation Committee and Board on an annual basis (based on achievement of revenue and Adjusted EBITDA targets), including a discretionary component based on individual qualitative performance assessment, all in accordance with and subject to the terms of the then-in-effect Compensation Policy. The discretionary component was set by the Compensation Committee and the Board at up to 20% of the amount of the bonus. In addition, our Compensation Committee and the Board are authorized to grant Mr. Jacobson, from time to time, a special bonus as set out in, and subject to the terms of, the then-in-effect Compensation Policy.

In addition, Mr. Jacobson was granted 90,000 RSUs and 90,000 performance share units (“2023 PSUs”) as of February 7, 2023. The RSUs vest over three years with a 12-month cliff; one-third vests on the first anniversary of the grant date, and the balance vests quarterly over the next eight quarters. The 2023 PSUs are subject to the Company meeting at least 80% of revenue and Adjusted EBITDA targets for fiscal years 2023, 2024, and 2025, but not earlier than the first anniversary of the grant date. Furthermore, Mr. Jacobson was granted 250,000 RSUs and 250,000 performance share units (“2024 PSUs” and, together with the 2023 PSUs, the “PSUs”) as of July 30, 2024. The RSUs vest over three years with a 12-month cliff from their respective grant dates; one-third vests on the first anniversary of the respective grant date, and the balance vests quarterly over the next eight quarters thereafter. The 2024 PSUs are subject to the achievement of certain business and performance-related measurable criteria as determined by our Compensation Committee and Board, and in any event, shall not vest prior to the first anniversary of the grant. These performance criteria are split equally: 50% are based on revenue and adjusted EBITDA targets for 2024, 2025, and 2026, and 50% are based on appreciation in the Company’s share price. The Company's closing share price on Nasdaq on the PSU grant date of July 30, 2024, was $8.51. To date, none of the PSUs tied to share price appreciation have vested, as the share price targets have not been met, despite the share price reaching a peak increase of approximately 30%.

Mr. Jacobson’s performance-based compensation is subject to our clawback policy, filed as an exhibit to our Annual Report. The RSUs and PSUs are subject to vesting acceleration provisions in the event of a change in control of the Company, provided that Mr. Jacobson is still employed by the Company or any of its subsidiaries, as the case may be. The PSUs and RSUs will become fully vested and earned, as applicable, upon the closing of an M&A Event, which shall mean in essence: (A) any consolidation, merger, or reorganization (“Transaction”) of the Company, in which the shareholders of the Company, immediately prior to such Transaction, own less than 50% of the voting power of the surviving entity (or its affiliated company, as the case may be) immediately after such Transaction; or (B) any transaction or series of related transactions to which the Company is a party, in which all or substantially all of the Company’s outstanding share capital is transferred to any entity or person (excluding a public offering on a stock exchange, or any consolidation, merger, or reorganization effected exclusively to change the domicile of the Company, or a transaction or series of related transactions in which the shareholders of the Company prior to such transaction hold more than 50% of the voting and economic rights of the Company or surviving entity, as applicable, immediately following such transaction); or (C) the sale, lease, exclusive license, transfer, or other disposition, in a single transaction or series of related transactions, of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, or any exclusive license of material intellectual property of the Company, other than when any such transfer is to a wholly owned subsidiary of the Company.

The CEO's compensation terms conform with our then-in-effect Compensation Policy, and together with the proposed grant as set out herein, conform with the Previous Compensation Policy and the compensation policy as proposed for renewal at the Meeting. We believe that our Compensation Committee and Board have exercised the authorities entrusted to them by our shareholders throughout the years based on a disciplined approach, reflecting constructive feedback received as part of our engagement with the Company’s shareholders. Further disclosure pertaining to the equity awards will be included each year in the Company’s Annual Report on Form 20-F (following the conclusion of the relevant performance period).

At the Meeting, shareholders will be asked to approve the grant of RSUs to our CEO (as detailed below, the “Proposed CEO Equity Grant”). For the avoidance of doubt, it is hereby clarified that the Company’s shareholders will not be asked to approve any amendments to Mr. Jacobson’s annual base salary and/or his bonus arrangements as approved by the 2024 AGM.

Methodology and Rationale

The Proposed CEO Equity Grant reflects the feedback received from shareholders and consultation with Aon and external financial advisor, using compensation as a strategic and valuable tool that helps ensure executive incentives are directly tied to creating short- and long-term company value. Our Compensation Committee and Board believe the Proposed CEO Equity Grant, which stems from our executive compensation methodology, has been designed to align a significant portion of the CEO's compensation with shareholder interests and Company value creation for the short and long terms. To ensure that the vast majority of Mr. Jacobson’s compensation is directly tied to building shareholder value, the Compensation Committee and Board have set the equity-based award such that 60% of the CEO's equity compensation will be subject to performance conditions.

When determining the Proposed CEO Equity Grant, the Compensation Committee and Board considered a compensation analysis prepared by Aon to ensure that the compensation package provides a framework that promotes executive-shareholder alignment in achieving short- and long-term Company success and allows for Mr. Jacobson’s compensation to remain appropriate and competitive relative to market practices. The peer group review focused on the compensation paid to chief executive officers of other technology companies that are as similar as possible in their characteristics to Perion, considering, among other factors, such companies’ size and characteristics, including their industry, market capitalization, revenue, headcount, and operations in the global arena.

For more information regarding Mr. Jacobson’s compensation, see “Item 6.B Compensation–Compensation Terms of our Chief Executive Officer” of our Annual Report.

CEO Equity Grant

At the Meeting, the Company’s shareholders will be asked to approve equity grant to Mr. Jacobson, as detailed below. The proposed grant is the result of a thorough compensation study conducted by Aon and in-depth consideration by, and per the recommendation and approval of, our Compensation Committee and Board.

i.      Grants of 200,000 RSUs and 300,000 PSUs, granted as of the date of the Board’s approval, on November 3, 2025.

The RSUs shall vest over a three-year period commencing as of January 1, 2026 (the “Vesting Start Date”), with a 12-month cliff. Accordingly, one-third of the RSUs shall vest on the first anniversary of the Vesting Start Date and thereafter, the balance of the RSUs shall vest on a quarterly basis over the following eight (8) quarters.

The PSUs will be subject to the achievement of certain business performance and share price-related measurable criteria as determined by our Compensation Committee and Board, and shall not vest prior to the first anniversary of the grant. These performance criteria are split equally: 50% are based on Contribution Ex-TAC growth and Adjusted EBITDA growth targets for 2026, 2027, and 2028 (the “Business Performance PSUs”), and 50% are based on appreciation in the Company’s share price (the “Market PSUs”). The Business Performance PSUs will not be earned and vested unless both Contribution Ex-TAC and EBITDA growth targets are met above the 90% threshold. The calculation of the Contribution Ex-TAC and Adjusted EBITDA performances shall be based on the actual performance in each applicable fiscal year as shall be approved by the Board as part of the approval of the Company’s year-end audited financial results. In case the Contribuition Ex-TAC and Adjusted EBITDA are above the threshold, then the actual vesting (not to exceed 100%) shall be calculated based on the average of the actual Contribution Ex-TAC and Adjusted EBITDA. The Market PSUs will vest in three equal tranches subject to the achievement of the respective share price targets, the tranches to expire in short-term, mid-term and long-term, respectively. The appreciation of the share price will be calculated based on a 30-day average of the share close price on Nasdaq.

ii.          The terms of the grants include provisions of acceleration of vesting in the event of a change in control as apply to Mr. Jacobson’s previous grant as set forth above.

In November 2025, the Compensation Committee and Board determined that the appropriate face value of the proposed CEO equity grant should be approximately $4.8 million, assuming the maximum number of PSUs are earned and vested for meeting all performance targets. The proposed CEO grant is generally consistent with the RSUs and PSUs granted to the CEO in 2024, but with (a) a higher performance threshold of 90% compared to 80% in the prior grant, and (b) a greater weighting toward performance-based compensation - 60% of the proposed grant consists of PSUs, compared to 50% in the 2024 grant. Notably, the average allocation of performance-based equity awards in the peer group is less than 40%. Given the significant transformation in the Company's strategy during 2025, the CEO has proposed that none of the PSUs or RSUs subject to approval at this Meeting will vest during 2025 or within 12 months following the grant date or vesting start date, as applicable. Accordingly, the RSUs will begin vesting in January 2026 with a one-year cliff, and the PSUs (whether earned or not) will not vest before the first anniversary of the grant date. According to Aon’s independent analysis, the fair value of the Proposed CEO Equity Grant, assuming on-target achievement of the PSUs, approximates the 50th percentile annual value for other chief executive officers in US peer group companies, and when combined with the proposed CEO’s target total cash compensation, the CEO's target total direct compensation also approximates the 50th percentile of the US peer group. If all PSU performance criteria are achieved at target level, the Proposed CEO Equity Grant would constitute 1.2% of the Company’s issued and outstanding ordinary shares as of November 5, 2025. The number of shares underlying the PSUs and RSUs to be granted was determined in the Compensation Committee meeting and Board meeting held on November 3, 2025.

The Compensation Committee and Board recognize that equity dilution is an important consideration for shareholders, preferring overall dilution levels below 10%.

As of November 5, 2025, Perion’s overall level of dilution, which is the result of equity compensation to employees and management, is at approximately 9.9% (including the grant of RSUs and PSUs to the CEO as proposed hereunder).

At 9.9%, we believe that Perion’s current equity dilution falls in low quartile of peers in the US and in Israel, many of which operate US-style equity schemes with broad participation and competitive grant levels, which as of last year led to overall dilution levels centered generally around 12%-15% of such companies, above the 10% limit preferred by Israeli investors.

We will continue to monitor our equity use in future years to ensure that it is within competitive market norms.

Conclusion

Our Compensation Committee and Board believe that the Proposed CEO Equity Grant is in the best interests of the Company and our shareholders as they promote the Company’s objectives, business plan and short and long-term strategy by creating appropriate incentives for our CEO, while taking into consideration the size and nature of operations of our Company, as well as the competitive environment in which we operate. The Proposed CEO Equity Grant appropriately links Mr. Jacobson’s compensation to shareholder value creation and demonstrates a progressive, cutting-edge approach to executive compensation.

Failure to offer appropriate compensation to our CEO could directly impede our ability to retain our CEO and achieve our business and financial goals, preventing us from delivering value to our shareholders. The Compensation Committee and Board believe that such failure would potentially pose a material risk to the Company’s short- and long-term success.

The shareholder vote on this matter is binding under Israeli law, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies. If this Proposal No. 4 is not approved by the affirmative vote of our shareholders as described herein, the Company will not be authorized to provide the proposed compensation to its CEO. Therefore, the Board urges all of the shareholders to vote on this item.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of Restricted Share Unites (RSUs) to the Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated November 13, 2025.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL FIVE

RE-APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF
ERNST & YOUNG GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY,
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements for the year ended December 31, 2024. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2023	2024
Audit Fees(1)	$747	$721
Tax Fees(2)	57	98
Audit-related Fees(3)	483	45

Total	$1,287	$864

(1)
Audit fees include fees for professional services rendered by our principal accountant in connection with the annual audit, review of quarterly consolidated financial data, internationally required statutory audits, consents and assistance with review of documents filed with the SEC.

(2)
Tax fees include services related to tax compliance and claims for refunds, tax planning and advice, including assistance with tax audits and appeals, advice related to additional efforts required in connection with mergers and acquisitions and assistance with respect to requests for rulings from tax authorities.

(3)	Audit-related fees principally include assistance with audit services and consultation mainly related to follow-on public offerings, mergers and acquisitions.

The Companies Law requires shareholders’ approval of the appointment of the Company’s independent public accountants. Each of our Audit Committee of our Board and our Board has recommended the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the fiscal year ending on December 31, 2025, and until the next annual general meeting of shareholders. Subject to the approval of this proposal, our Board will be authorized, upon the recommendation of the Company’s Audit Committee, to fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the Audit Committee, as contemplated by the Sarbanes-Oxley Act.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending on December 31, 2025, and until the next annual general meeting of shareholders, and that the Board, upon the recommendation of the audit committee of the Company, is authorized to determine the compensation of said independent auditors in accordance with the volume and nature of their services.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL SIX

AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION

Background

On April 3, 2025, the Company adopted a limited-duration shareholder rights plan (the “Rights Plan”) to protect shareholder value and ensure the Board had sufficient time to evaluate any unsolicited acquisition proposals amid a steep decline in the Company’s then share price. The adoption of the Rights Plan was not intended to prevent or interfere with any action with respect to Perion that the Board determined to be in the best interests of the Company and its shareholders. Instead, it positioned the Board to fulfill its fiduciary duties to all shareholders by ensuring that the Board had sufficient time to respond appropriately to any attempt to acquire control or significant influence.

Given the significant value the Company has created for its shareholders since the adoption of the Rights Plan, the increase in the Company’s price per share, and the implied enterprise value, the Board has determined that the Rights Plan had served its purpose and was no longer necessary to protect the interests of the Company’s shareholders. Accordingly, the Board resolved to terminate the Rights Plan effective as of July 10, 2025.  Thus, the Rights Plan, which was originally scheduled to expire after one year, was terminated by the Board significantly earlier after the Board determined that the plan was no longer necessary.

In response to a demand from a shareholder of the Company and in accordance with the provisions of the Companies Law, this proposal regarding the future adoption of shareholder rights plans by the Company is being submitted for shareholder consideration and vote. In essence, under this amendment, any adoption of a shareholder rights plan by the Board must be approved by a majority of the votes cast by shareholders.

Board Position

The Board firmly opposes this proposal and strongly urges shareholders to vote against it

The Board is unequivocal in its position that the authority to adopt a rights plan must remain with the board of directors. In certain circumstances, a rights plan is a critical and necessary tool to protect shareholder value from opportunistic threats. Imposing an approval mechanism unique to Perion - a restriction not required of other Israeli public companies, would severely handicap the Board's ability to respond to hostile actions and emerging circumstances directly undermining shareholder interests in such situations.

This proposal appears on the agenda solely due to a shareholder demand and is fundamentally contrary to the Board's recommendation

The Board strongly advises against the proposed amendment to the Articles of Association. The inclusion of this proposal on the Meeting agenda does not constitute legal advice, and the Board makes no representations regarding its legal sufficiency or consequences. Shareholders are encouraged to seek independent legal counsel regarding the legal implications of the proposed amendment.

The Board must retain full authority to adopt a rights plan without prior shareholder approval to protect the Company effectively.

Requiring shareholder approval would create unnecessary delays, potentially allowing hostile actors to exploit the Company, act against shareholders' interests and destroy shareholder value before the Board can act. If this amendment to the Articles is adopted, the Board will be prohibited from implementing this defensive measure when it is most needed, precisely when swift, decisive action is required to protect shareholder value.

The Board further notes that, under the ISS U.S. voting guidelines for US companies, shareholder approval is not required for the adoption of a shareholder rights plan with a duration of up to 12 months. Therefore, the proposed amendment goes beyond what is customary or required under leading proxy advisory standards. The Board further notes that the Rights Plan adopted earlier this year was set to automatically expire on the first anniversary of its adoption but was cancelled much earlier, approximately three months after adoption, once the Board determined that the plan was no longer necessary.

The Board strongly recommends voting AGAINST this proposal.

Amendment of the Articles

At the demand of that certain shareholder, and notwithstanding that the Board believes such a demand is contrary to the best interest of the Company and its shareholders, the Board submits for shareholder approval, an amendment to the Company’s Articles, as set forth below. The proposed amendment includes the following provisions:

Shareholders’ Approval Requirement to Adopt New Shareholders Rights Plan:

Any adoption of a shareholder rights plan by the Board must be approved by a majority of the votes cast by shareholders present and voting at a general meeting of the Company’s shareholders. For purposes of this Article, a “rights plan” means a defensive plan or agreement adopted by the Board (commonly referred to as a “poison pill”) where the Board grants existing shareholders of the Company the right to purchase additional shares at a significant discount if a hostile acquirer crosses a specified ownership threshold.”

At the Meeting, as demanded by the said shareholder, the following resolution is being brought for consideration by the shareholders (capitalized terms shall have the meaning ascribed to them in the Articles):

“RESOLVED, that the Articles be and hereby are amended such that the following new Section 7.2 shall be added:

“7.2 Shareholder Plans.

(a) The adoption by the Board of any shareholder rights plan (a “Rights Plan”) shall require the prior approval of the general meeting adopted by a majority of the votes cast by Shareholders present and voting at such meeting. For purposes of this Article, a “Rights Plan” means a plan or agreement adopted by the Board (commonly referred to as a “poison pill”), where the Board grants existing shareholders of the Company the right to purchase additional shares at a discount if a hostile acquirer crosses a specified ownership threshold.”

Our Board recommends a vote “AGAINST” approval of the proposed resolution.

OTHER BUSINESS

Our Board is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly come before the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

ADDITIONAL INFORMATION

Our audited financial statements are included in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 25, 2025. You may read and copy these reports without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the board of directors, /s/ Eyal Kaplan Eyal Kaplan Chairperson of the Board of Directors Date: November 13, 2025

Exhibit A

PERION NETWORK LTD.

Compensation Policy for Executive Officers and Directors
(As Adopted on December 18, 2025)

A.     Introduction

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Perion Network Ltd. (“Perion” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Perion’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Perion’s value and otherwise assist Perion to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Perion’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Perion’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Perion’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Perion (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Perion’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Perion’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Perion’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Perion’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Perion’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control terms; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Perion’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a liner basis) of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, Perion’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Perion’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in Perion were examined and will continue to be examined by Perion from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Perion.

B.     Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Perion to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Perion’s ability to attract and retain highly skilled professionals, Perion will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Perion’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, market capitalization, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee. To that end, Perion shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant. Information on such compensation survey shall be included in the proxy statement published in connection with the annual general meeting of Perion’s shareholders.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Perion’s practice and the practice in peer group companies;

7.1.5.
Perion shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Perion’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.
Perion shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Perion’s policies and procedures and to the practice in peer group companies.

7.2.
Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.
In events of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.
Perion may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Perion’s policies and procedures.

C.     Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Perion’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Perion’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Perion’s business environment, a significant organizational change, a significant merger and acquisition events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer a full annual cash bonus or a prorated one.

8.4.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The annual cash bonus of Perion’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance and subject to minimum thresholds based on overall company performance. The performance objectives will be approved by the Compensation Committee (and, if required by law, by the Board) at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division or individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, may be based on actual financial and operational results against annual plan, such as revenues, operating income and cash flow and may further include, divisional or personal objectives which may include operational objectives, such as market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.
The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.
The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 150% of such Executive Officer’s annual base salary.

CEO

9.4.
The annual cash bonus of Perion’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Perion’s Compensation Committee (and, if required by law, by Perion’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives will include the objectives and the weight to be assigned to each achievement in the overall evaluation.

9.5.
The less significant part of the annual cash bonus granted to Perion’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 100% of his or her annual base salary.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

10.	Other Bonuses

10.1.
Special Bonus. Perion may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement), as a retention award at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion) or as a non-compete grant, subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.2.
Signing Bonus. Perion may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.
Relocation / Repatriation Bonus. Perion may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Perion shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Perion prior to the second anniversary of fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.     Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Perion’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Perion and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by Perion is intended to be in a form of share options and/or other equity-based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Perion’s policies, the main terms of which shall be disclosed in the annual report of Perion. Equity-based awards may include dividend adjustment provisions.

12.4.
All other terms of the equity awards shall be in accordance with Perion’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of an equity-based compensation at the time of grant shall not exceed per vesting annum: (i) with respect to the CEO - 500% of his or her annual base salary; and (ii) with respect to each of the other Executive Officers 300% of his or her annual base salary.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E.     Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Perion may provide an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and the CEO a prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

15.	Additional Retirement and Termination Benefits

Perion may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

F.     Exculpation, Indemnification and Insurance

16.	Exculpation

Perion may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Perion, to the fullest extent permitted by applicable law.

17.	Insurance and Indemnification

17.1.
Perion may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Perion, all subject to applicable law and the Company’s articles of association.

17.2.	Perion will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

17.2.1.	Reserved;

17.2.2.
The limit of liability of the insurer shall not exceed the greater of $100 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

17.2.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Perion’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

17.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Perion shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

17.3.1.
The limit of liability of the insurer shall not exceed the greater of $100 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

17.3.2.	Reserved; and

17.3.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

17.4.	Perion may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

17.4.1.	Reserved; and

17.4.2.
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G.     Board of Directors Compensation

18.	The following benefits may be granted to Perion’s Board members:

18.1.	All Perion’s non-employee Board members may be entitled to an annual cash fee of $62,500 per year (and in the case of the chairperson of the Board, $125,000 per year).

18.2.
The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

18.3.
Notwithstanding the provisions of Sections 18.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 18.1.

18.4.
Each non-employee member of Perion’s Board may be granted with an annual equity-based compensation with a fair market value not to exceed $200,000 per vesting annum, and in the case of the chairperson of the Board, not to exceed $270,000 (calculated at the time of grant on a linear basis). The equity-based compensation may be accelerated in the event of a change of control and include dividend adjustment provisions.

18.5.
All other terms of the equity awards shall be in accordance with Perion’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable or make provisions with respect to the acceleration of the vesting period of any awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

18.6.	In addition, members of Perion’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

I.     Miscellaneous

19.
Nothing in this Policy shall be deemed to grant any of Perion’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

20.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

21.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Perion may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

*********************

This Policy is designed solely for the benefit of Perion and none of the provisions thereof are intended to provide any rights or remedies to any person other than Perion.